Mail Stop 3561
                                                December 21, 2005


Scott Oglum
Chairman and Chief Executive Officer
Theater Xtreme Entertainment Group, Inc.
250 Corporate Boulevard
Suites E & F
Newark, Delaware 19702

      Re:	Theater Xtreme Entertainment Group, Inc.
      Registration Statement on Form SB-2
      Filed December 1, 2005
      File No. 333-130058

Dear Mr. Oglum:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Facing Page of Registration Statement
1. It appears that you will be relying on Rule 415 in the offering of shares by the selling shareholders. Please add a box to the form indicating the Rule 415 offering. See Interpretation D. 36 in the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 1997).




Plan of Distribution, page 24
2. We note that currently there is no established public market for your common stock. As such, it does not appear that your offering provides adequate information about the price at which shares are to be offered. See Item 16 of Schedule A to the Securities Act of 1933.
Please revise the prospectus to set a fixed price at which the selling shareholders will offer and sell their shares in the offering. Your plan of distribution may provide that the selling shareholders will sell at a fixed price of $X per share until your shares are quoted on the OTC Bulletin Board, and thereafter, at prevailing market prices or privately negotiated prices. Please make corresponding adjustments throughout your prospectus, or advise.

Selling Security Holders, page 26
3. Please revise to identify the beneficial owners that have voting or investment control over the shares being offered by the selling shareholders. See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance`s Manual of Publicly Available
Telephone Interpretations (July 1997). For example, disclose the beneficial owners(s) of Malatesta Investments, LLC, Monmouth Holdings
LLC, MRT, LLC, and Nevada Capital Holdings Company. Please revise your disclosure as appropriate.
4. Please tell us whether any of your selling shareholders are broker-dealers or affiliated with broker-dealers. If any of your selling shareholders are broker-dealers, please disclose that they are "underwriters" within the meaning of the Securities Act of 1933.
Also, you should revise this section, your prospectus cover page, and your Plan of Distribution section to state which, if any, of your selling shareholders are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.
5. Also, if any of your selling shareholders are affiliates of broker-dealers, please disclose, if true, that:

* the seller purchased the shares in the ordinary course of business, and
* at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any of your selling shareholders, then the prospectus must state that the selling shareholder is an underwriter.



Where You Can Find More Information
6. Please revise to provide the new address of the Securities &
Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549.

Part II

Undertakings
7. In your amended filing, please revise to include the new undertakings that became required on December 1, 2005. See Questions
3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See new
Item
512(a)(4) and 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19, 2005), which is available on our web site http://www.sec.gov/rules/final/33-
8591fr.pdf.

* * * * *

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Matthew Benson, Staff Attorney, at (202)
551-
3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any questions.

      							Sincerely,




      							H. Christopher Owings
      							Assistant Director



cc:	Steven B. King, Esq.
	Ballard Spahr Andrews & Ingersoll LLP
	Via Fax: (215) 864-9237
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Scott Oglum
Theater Xtreme Entertainment Group, Inc.
December 21, 2005
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